Exhibit 99.2

2 June 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This announcement does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Ordinary Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AND IS FOR IMMEDIATE RELEASE.

Motif Bio plc
(“Motif Bio” or the “Company”)

Result of Placing

Motif Bio plc (LSE: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces the successful completion of the Placing (as defined below) which was announced earlier today.

A total of 66,666,667 new ordinary shares of one pence each in the capital of the Company (the “Placing Shares”) have been conditionally placed by Peel Hunt LLP (“Peel Hunt”) and Northland Capital Partners Limited (“Northland”) with new and existing investors at a price of 30 pence per Placing Share (the “Placing Price”) to raise a total of £20.0 million (US$25.8 million) for the Company (before expenses) (the “Placing”). The Placing Shares will represent 34.0 per cent. of the issued ordinary share capital of the Company prior to the Placing. The Placing Price represents a discount of 11.7 per cent. to the trailing ten day VWAP of 34.0 pence and a discount of 21.1 per cent to the Company’s mid-market closing price as at 1 June 2017.

Peel Hunt is acting as bookrunner and Northland is acting as co-lead manager in respect of the fundraising. Peel Hunt is acting as Nominated Adviser to the Company.

The Placing remains conditional, inter alia, on the passing of certain resolutions by shareholders of the Company at a General Meeting to be convened on 22 June 2017. A circular convening the General Meeting will be posted to shareholders on Monday 5 June 2017, and will also be available on the Company’s website, www.motifbio.com.

Application will be made to the London Stock Exchange for the admission of the Placing Shares to trading on AIM. Subject to the passing of the resolutions at the General Meeting to be convened on 22 June 2017, Admission of the Placing Shares is expected to occur at 8.00 a.m. on 23 June 2017 or such other date as the Company and Peel Hunt may agree (being not later than 8.00 a.m. on 7 July 2017). The Placing Shares will, following Admission, rank in full for all dividends and distributions declared, made or paid in respect of the issued ordinary share capital of the Company and otherwise rank pari passu in all other respects with the existing ordinary shares in the capital of the Company.

Total Voting Rights

Following the issue of the Placing Shares, the Company’s issued share capital will comprise 262,878,775 ordinary shares of one pence each. The total number of voting rights in the Company will be 262,878,775. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

Graham Lumsden, CEO of Motif Bio, commented: “This financing has been well received and gives us the resources to complete the REVIVE-2 Phase 3 clinical trial and file a New Drug Application and Marketing Authorisation Application in the first half of 2018 to achieve marketing approval of iclaprim in the US and Europe. I am delighted by the support shown by our existing shareholders and also welcome a number of new institutional holders to the register.”

Related Party Transaction

The subscription for Placing Shares by Invesco Asset Management Limited (“IAML”) constitutes a related party transaction in accordance with Rule 13 of the AIM Rules for Companies by virtue of IAML being a substantial shareholder in the Company. The Directors consider, having consulted with Peel Hunt, the Company’s nominated adviser, that the terms of the transaction are fair and reasonable in so far as the Company’s Shareholders are concerned. IAML has committed to an investment of 16,789,994 Placing Shares at the Placing Price.

Inside Information

This announcement contains inside information. The person responsible for arranging for the release of this announcement on behalf of the Company is Rob Dickey, CFO.

A copy of this announcement has been posted on the Company’s website at www.motifbio.com.

For further details please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Rob Dickey (Chief Financial Officer)

Peel Hunt LLP (NOMAD & BOOKRUNNER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson
Rory James-Duff

Northland Capital Partners Limited (CO-LEAD MANAGER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

Notes to Editors:

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

IMPORTANT NOTICES

This announcement (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction where such an offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States or to U.S. persons unless the securities are registered under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws and regulations of any state or jurisdiction of the United States. The securities referred to herein are being offered and sold (i) outside the U.S. to non-U.S. persons in offshore transactions within the meaning of, and in accordance with, Regulation S under the Securities Act and (ii) in the U.S., pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

None of the Placing Shares, this announcement or any other document connected with the Placing have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the Placing Shares or the accuracy or adequacy of this announcement or any other document connected with the Placing. Any representation to the contrary is a criminal offence.

The Placing Shares have not been and will not be registered under the securities laws and regulations of any jurisdiction, in particular, Australia, Canada, Japan or the Republic of South Africa, and may not be offered, sold, resold, or delivered, directly or indirectly, within Australia, Canada, Japan or the Republic of South Africa, or in any jurisdiction where it is unlawful to do so, except pursuant to an applicable exemption.

This announcement contains ‘‘forward-looking statements’’ which include all statements (other than statements of historical facts) including, without limitation, those regarding the financial position, business strategy, plans and objectives of management for future operations of Company and its subsidiary undertakings (the “Group”), and any statements preceded by, followed by or that include the words ‘‘targets’’, ‘‘believes’’, ‘‘expects’’, ‘‘aims’’, ‘‘intends’’, ‘‘will’’, ‘‘may’’, ‘‘anticipates’’, ‘‘would’’, ‘‘could’’ or ‘‘similar’’ expressions or negatives thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Company’s control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group’s present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based unless required to do so by applicable law or the AIM Rules for Companies.